July 2, 2025

Tingjun Yang
Chief Executive Officer
3 E Network Technology Group Limited
Unit 1904, 19/F., Podium Plaza, 5 Hanoi Road
Tsim Sha Tsui, Kowloon Hong Kong

       Re: 3 E Network Technology Group Limited
           Registration Statement on Form F-1
           Filed June 24, 2025
           File No. 333-288294
Dear Tingjun Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Richard J. Chang, Esq.